DeGolyer and MacNaughton
                             5001 Spring Valley Road
                                 Suite 800 East
                               Dallas, Texas 75244


                                APPRAISAL REPORT
                                      as of
                                DECEMBER 31, 2006
                                       on
                               CERTAIN PROPERTIES
                                    owned by
                                DUNE ENERGY, INC.

                            DeGolyer and MacNaughton
                             5001 Spring Valley Road
                                 Suite 800 East
                               Dallas, Texas 75244


                                APPRAISAL REPORT
                                      as of
                                DECEMBER 31, 2006
                                       on
                               CERTAIN PROPERTIES
                                    owned by
                                DUNE ENERGY, INC.

FOREWORD

Scope of Investigation

      This report presents an appraisal, as of December 31, 2006, of the extent and value of the proved oil, condensate, and natural gas reserves of certain properties owned by Dune Energy, Inc. (Dune). The reserves estimated in this report are located in Louisiana and Texas. The properties appraised are listed in detail in the appendix bound with this report.

      Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2006. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Dune after deducting royalties and interests owned by others.

      This report also presents values for proved reserves using initial prices and costs provided by Dune. Future prices were estimated using guidelines established by the United States Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). A detailed explanation of the future price and cost assumptions is included in the Valuation of Reserves section of this report.

      Values of proved reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, and capital costs from the future gross revenue. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail and values using discount rates of 5, 8, 12, 15, 20, 25, and 30 percent are reported as totals in the appendix bound with this report.

      Estimates of oil, condensate and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority

      This report was prepared at the request of Dr. Amiel David, President and COO, Dune.

Source of Information

      Data used in the preparation of this report were obtained from Dune, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC; Copyright 2006 Petroleum Information/Dwights LLC. In the preparation of this report we have relied, without independent verification, upon information furnished by Dune with respect to its property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

CLASSIFICATION of RESERVES

      Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the SEC. The petroleum reserves are classified as follows:

      Proved oil and gas reserves - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

            (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

            (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

            (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

      Proved developed oil and gas reserves - Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

      Proved undeveloped reserves - Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

      Reserves recoverable by enhanced recovery methods, such as injection of external fluids to provide energy not inherent in the reservoirs, may be classified as proved developed or proved undeveloped reserves depending upon the extent to which such enhanced recovery methods are in operation. These reserves are considered to be proved only in cases where a successful fluid-injection program is in operation, a pilot program indicates successful fluid injection, or information is available concerning the successful application of such methods in the same reservoir and it is reasonably certain that the program will be implemented.

ESTIMATION of RESERVES

      Estimates of reserves were prepared by the use of geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

      When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

      Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

      For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production based on current economic conditions.

      In certain cases, when the previously named methods could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complete data were available.

      Certain properties evaluated in this report produce from the Barnett Shale. The Barnett Shale has low porosity and permeability. Gas production from this depletion-drive reservoir is a function of both the natural fractures and the hydraulically induced fractures. The production-decline curves for the Barnett Shale wells in Denton and Wise Counties, Texas, were analyzed to determine the shape and final decline of a typical well producing from this reservoir in the various areas.

      Proved developed producing reserves were estimated by extrapolation of historical production trends using a hyperbolic curve with a 6-percent exponential tail that was terminated at an economic limit based on current economic conditions.

      Proved developed producing reserves were also estimated for the refracturing of certain Barnett Shale wells based on analogy with other wells that have been refractured and have established decline rates.

      Proved undeveloped reserves were estimated for undrilled locations by analogy using producing offset wells. Future rates of production from these wells were estimated using the type curve previously discussed.

      Gas volumes estimated herein are expressed as wet gas and sales gas. Wet gas is the indigenous gas in the reservoir to be produced. Sales gas is defined as that portion of the wet gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gross gas reserves are reported as wet gas. The net gas reserves are reported as sales gas. Gas volumes are expressed at a temperature base of 60 degrees Fahrenheit ((degree)F) and at the legal pressure base of the state in which the interest is located. Condensate reserves estimated herein are those to be recovered by conventional lease separation.

      In the preparation of this study, as of December 31, 2006, gross production estimated to December 31, 2006, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves. This required that the production rates be estimated for up to 5 months, since production data from certain properties were available only through July 2006. Data available from wells drilled through December 31, 2006, were used in this report.

      The following table presents estimates of proved reserves, as of December 31, 2006, of the properties appraised, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf):

                                              Gross Reserves
                                   ---------------------------------
                                       Oil and              Wet
                                     Condensate             Gas
                                       (Mbbl)              (MMcf)
                                   ----------------     ------------
Proved
   Developed Producing                         536           98,870
   Developed Nonproducing                       16           17,078
   Undeveloped                               1,240           57,317
                                   ----------------     ------------

Total Proved                                 1,792          174,265

                                              Net Reserves
                                   ---------------------------------
                                       Oil and             Sales
                                     Condensate             Gas
                                       (Mbbl)              (MMcf)
                                   ----------------     ------------
Proved
   Developed Producing                         179            9,203
   Developed Nonproducing                        5            3,493
   Undeveloped                                 256           14,068
                                   ----------------     ------------

Total Proved                                   440           26,764

VALUATION of RESERVES

      Revenue values in this report have been prepared using initial prices and costs specified by Dune. Future prices were estimated using guidelines established by the SEC and the FASB. The following assumptions were used for estimating future prices and costs:

      Oil and Condensate Prices

            Oil and condensate prices were calculated for each property using the differentials to a West Texas Intermediate price of $61.05 per barrel and were held constant for the lives of the properties. The weighted average price over the lives of the properties was $59.53.

      Natural Gas Prices

            Gas prices were calculated for each property using the differentials to a Henry Hub price of $5.635 per million British thermal units (MMbtu). No escalation was applied to prices. The weighted average price over the lives of the properties was $5.536 per thousand cubic feet.

      Operating Expenses and Capital Costs

            Operating expenses and capital costs were based on information provided by Dune and were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions.

      The estimated future revenue to be derived from the production and sale of the proved reserves, as of December 31, 2006, of the properties appraised, expressed in thousands of dollars (M$) is summarized as follows:

                                                                 Proved
                                       ---------------------------------------------------------
                                       Developed        Developed                          Total
                                       Producing       Nonproducing    Undeveloped        Proved
                                       ---------       ------------    -----------        ------
Future Gross Revenue, M$                  61,378           19,704          93,303       174,385
Production and Ad Valorem Taxes, M$        5,224            1,680           8,482        15,386
Operating Expenses, M$                    17,553            6,150          20,819        44,522
Capital Costs, M$                          2,662            1,446          38,597        42,705
Future Net Revenue*, M$                   35,939           10,428          25,405        71,772
Present Worth at 10 Percent*, M$          22,957            6,992           5,269        35,218

* Future income taxes have not been taken into account in the preparation of these estimates.

      Timing of capital expenditures and the resulting development of production were based on a development plan provided by Dune.

      In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and natural gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15, and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however,
(i) certain estimated data have not been provided with respect to changes in reserves information and (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

      To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

      The appendix bound with this report includes (i) summary projections of proved reserves and revenue by reserves classification, (ii) tabulations of proved reserves and revenue by field, reserves classification, and lease, and
(iii) projections of proved reserves and revenue by field, reserves classification, and lease.

SUMMARY and CONCLUSIONS

      Dune owns working interests in certain properties located in Louisiana and Texas. The estimated net proved reserves, as of December 31, 2006, of the properties appraised are summarized as follows, expressed in thousands of barrels (Mbbl) or millions of cubic feet (MMcf).

                                             Net Reserves
                                   ---------------------------------
                                       Oil and              Sales
                                     Condensate              Gas
                                       (Mbbl)              (MMcf)
                                   ----------------     ------------
Proved
   Developed Producing                         179            9,203
   Developed Nonproducing                        5            3,493
   Undeveloped                                 256           14,068
                                   ----------------     ------------

Total Proved                                   440           26,764

      Estimated revenue and costs attributable to Dune's interests in the proved reserves, as of December 31, 2006, of the properties appraised under the aforementioned assumptions concerning future prices and costs are summarized as follows:

                                                                 Proved
                                       -------------------------------------------------------
                                       Developed        Developed                        Total
                                       Producing       Nonproducing   Undeveloped       Proved
                                       ---------       ------------   -----------       ------
Future Gross Revenue, M$                 61,378           19,704          93,303       174,385
Production and Ad Valorem Taxes, M$       5,224            1,680           8,482        15,386
Operating Expenses, M$                   17,553            6,150          20,819        44,522
Capital Costs, M$                         2,662            1,446          38,597        42,705
Future Net Revenue*, M$                  35,939           10,428          25,405        71,772
Present Worth at 10 Percent*, M$         22,957            6,992           5,269        35,218

* Future income taxes have not been taken into account in the preparation of these estimates.

                                TABLE of CONTENTS

      Gas reserves in this report are expressed at a temperature base of 60 (degree)F and the legal pressure base of the state in which the property is located.

                                               Submitted,

                                               /s/ DeGOLYER and MacNaughton

                                               DeGOLYER and MacNAUGHTON

SIGNED: April 16, 2007